EXHIBIT 8.1

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center, 666 Third Avenue

New York, New York 10017

212 935 3000

212 983 3115 fax

[            ]     , 2005

International Shipping Enterprises, Inc.

1225 Franklin Avenue, Suite 325

Garden City, New York 11530

Attention: Chief Executive Officer

Ladies and Gentlemen:

We are acting as counsel to International Shipping Enterprises, Inc. (“ISE”) in connection with its proposed purchase (“Stock Purchase”) of all the outstanding stock of Navios Maritime Holdings, Inc., a Marshall Islands corporation (“Navios”) pursuant to the Stock Purchase Agreement (the “Stock Purchase Agreement”) dated as of February 28, 2005 by and among ISE, Navios, the shareholders of Navios and their shareholders’ agent, and the merger (“Merger”) of ISE into Navios pursuant to a plan and agreement of merger (“Merger Agreement”) between ISE and Navios, all as described in Registration Statement No. 333-124170, (the “Registration Statement”) which became effective on the date hereof, the Prospectus and Proxy Statement (“Proxy Statement”) constituting part of such Registration Statement and the Annexes and Exhibits to the Registration Statement.

You have asked our opinion as to whether (i) following the Stock Purchase and Merger Navios will be treated as a domestic corporation pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) ISE or its shareholders will recognize gain or loss as a result of the Stock Purchase and Merger. You have also asked whether, in our opinion, the discussion under “Risks Associated with Taxation” and “Federal Income Tax Consequences” in the Registration Statement accurately sets forth the material tax aspects of the offering under the Registration Statement.

FACTS:

We understand the relevant facts to be those set forth in the Registration Statement, the Proxy Statement, the Registration Statement No. 333-119719 (the “IPO Registration Statement”) and the prospectus constituting a part thereof, the Stock Purchase Agreement and Merger Agreement. For purposes of this opinion, we have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid documents.

LAW:

Section 78741 was adopted in October, 2004 as part of the American Jobs Creation Act of 2004. It was designed to deal with so called “inversion transactions” in which

“(1) a U.S. corporation becomes a subsidiary of a foreign-incorporated entity or otherwise transfers substantially all of its properties to such an entity in a transaction completed after March 4, 2003; (2) the former shareholders of the U.S. corporation hold (by reason of holding stock in the U.S. corporation) 80 percent or more (by vote or value) of the stock of the foreign-incorporated entity after the transaction; and (3) the foreign-incorporated entity, . . . does not have substantial business activities in the entity’s country of incorporation, compared to [its] total worldwide business activities . . .”2

[1]	References herein to “Section” refer to Sections of the Code, and references to “Regulation Section” are to Treasury regulations issued under the Code.
[2]	H.R. Rep. No. 108-548, pt. 1

Section 7874 prevents the intended tax benefits of this type of inversion by deeming the top-tier foreign corporation to be a domestic corporation for all purposes of the Code.

Section 7874(a)(2)(B)(1) provides that in order for a foreign corporation to be treated as a domestic corporation under Section 7874, a foreign corporation must complete “the direct or indirect acquisition of substantially all the properties held directly or indirectly by a domestic corporation . . .”. The Senate Committee Report stated that an “inversion” is a transaction in which “a U.S. corporation becomes a subsidiary of a foreign-incorporated entity or otherwise transfers substantially all its properties to such an entity” and that “[i]t is expected that the Treasury will issue regulations applying the term ‘substantially all’ in this context and will not be bound in the regard by interpretations of the term in other contexts of the Code.”3

While there is no authority specifically governing the tax treatment of the Stock Purchase and Merger, there is general authority discussed below that we believe would be applied by the Internal Revenue Service (“IRS”) or the courts in the manner described below. However, the IRS or the courts could disagree with us, and our conclusions stated herein are by no means free from doubt.

There are many situations in which, under general tax principles, the substance rather than the form of the transaction determines how the transaction is taxed.4 Where a transitory corporation is used to effect a transaction, the existence of that corporation is often ignored.5 Similarly, transitory steps in an integrated transaction may be ignored.6

[3]	H.R. Conf. Rep. No. 108-755.
[4]	See e.g., Commissioner v. Court Holding Co., 324 U.S. 331 (1945); Kimbell-Diamond Milling Co. v. CIR, 14 TC 74, aff’d per curiam, 187 F.2d 718 (5th Cir.), cert. denied 342 US 827 (1951).
[5]	See, e.g., Rev. Rul. 73-427, 1973-2 C.B. 301

Section 338 of the Code provides that in certain circumstances a corporation that has acquired at least 80% of the stock of another corporation may elect to treat the transaction as a purchase by the acquiring corporation of the target corporation’s assets. In order to determine whether a Section 338 election is available, it is sometimes necessary to determine whether a corporation that has, in form, purchased the stock of a target will be treated as the purchaser of that stock for income tax purposes. In that regard, Regulation Section 1.338-3(b)(1) provides that the existence of a corporation created to purchase the stock of a target corporation may be ignored where it is merged into the target immediately after purchasing its stock:

“(b) Rules relating to qualified stock purchases. - (1) Purchasing corporation requirement. - An individual cannot make a qualified stock purchase of target. Section 338(d)(3) requires, as a condition of a qualified stock purchase, that a corporation purchase the stock of target. If an individual forms a corporation (new P) to acquire target stock, new P can make a qualified stock purchase of target if new P is considered for tax purposes to purchase the target stock. Facts that may indicate that new P does not purchase the target stock include new P’s merging downstream into target, liquidating, or otherwise disposing of the target stock following the purported qualified stock purchase.”

If, under the rule set forth in Section 1.338-3(b)(1), “new P” were not considered to have purchased target stock, that stock would be considered to have been purchased by the individual. See, for example, PLR 9609004 which anticipated Section 1.338-3(b)(1) and ignored the existence of an acquisition corporation (“Acquisition Corp.”) that purchased all the stock of a target and immediately thereafter merged into the target, and treated the parent of the Acquisition Corp. as the purchaser of the stock.

[6]	See, e.g., King Enterprises, Inc. v. U.S., 418 F.2d 511 (1969); Rev. Rul. 2001-46, 2001-2 CB 321.

ANALYSIS:

ISE was organized to serve as a vehicle for the acquisition of one or more vessels or an operating business in the dry bulk section of the shipping industry. Of the $6.00 per share IPO price for ISE, $5.51 is held in a trust account. When an acquisition is proposed by ISE, each of its shareholders has the right to have each of his shares converted into a right to receive the per share amount in the trust account if the acquisition is approved and closed. No acquisition can be closed without the approval of the holder of a majority of the ISE common stock, or if any holders of more than 20% of the ISE common stock elect to convert their shares into the right to receive cash. If no acquisition is approved prior to June 16, 2006, each holder of shares of ISE common stock will receive the per share amount of the cash held in the trust account. Prior to any acquisition, ISE is not permitted to have employees or any business other than the acquisition of a shipping business as aforesaid.

In view of the foregoing and the fact that ISE will effect a downstream merger with Navios as part of the acquisition plan, we believe that it is more likely than not that Regulation Section 1.338-3(b)(1) and the other authorities cited above would be interpreted to require that the shareholders of ISE, and not ISE, be treated as the purchasers of the stock of Navios. Since, under this analysis, the transitory existence of ISE would be ignored for federal income tax purposes, there could be no transfer from ISE to Navios, and thus Section 7874 could not apply. Moreover, if the existence of ISE is ignored, the exchange of ISE shares for shares of Navios could not result in gain or loss.

Although we believe that this is the proper interpretation of Regulation Section 1.338-3(b)(1), and that this interpretation is consistent with the more general rule that the substance of a transaction rather than its form will govern the tax treatment of a transaction, we are aware of no situation in which the existence of a public company whose shares were actively traded for many months was ignored for federal income tax purposes.

OPINION:

While there is no direct authority governing the tax treatment of the Stock Purchase and Merger and the issue is not free from doubt, it is our opinion that it is more likely than not, for federal income tax purposes, that the existence of ISE will be ignored and, accordingly (i) Section 7874 will not apply to treat Navios as a domestic corporation and (ii) the Stock Purchase pursuant to the Stock Purchase Agreement and Merger pursuant to the Merger Agreement will be treated as a purchase of the stock of Navios by the shareholders of ISE and no gain or loss will be recognized by the shareholders of ISE as a result of the Stock Purchase and Merger. It is also our opinion that the discussion under “Risks Associated with Taxation” and “Federal Income Tax Consequences” in the Registration Statement accurately sets forth, in all material respects, the material tax aspects of the offering under the Registration Statement. Our opinion is based solely on our understanding of the facts as set forth under FACTS above and as otherwise set forth herein, and is subject to such facts being true and correct in all material respects. Except as set forth in the first sentence of this paragraph, we express no opinions concerning the

Stock Purchase, Merger, Registration Statement or any matter described in the Registration Statement, including the Proxy Statement.

This opinion is rendered to you in connection with the Stock Purchase pursuant to the Stock Purchase Agreement and Merger pursuant to the Merger Agreement and may not be relied upon by any person other than you or by you in any other context or any other purpose.

Very truly yours,

MINTZ, LEVIN, COHN, FERRIS,

GLOVSKY and POPEO, P.C.

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